April 21, 2021	Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ruairi Regan and Ms. Maryse Mills-Apenteng

Re: Belpointe PREP, LLC
Registration Statement on Form S-11
Filed July 29, 2020
File No. 337-03128

Dear Mr. Regan and Ms. Mills-Apenteng:

On behalf of Belpointe PREP, LLC, a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated August 13, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-11 (File No. 337-03128), confidentially submitted to the Commission on July 29, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, its registration statement (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by overnight courier three copies of the Registration Statement marked to show changes from the Draft Registration Statement as originally submitted.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Form S-11 filed on July 30, 2020

Report of independent registered public accounting firm, page F-6

1.	Please have your auditor revise its audit report to include a conforming signature. Refer

Mr. Ruairi Regan and Ms. Maryse Mills-Apenteng Securities and Exchange Commission Division of Corporation Finance April 21, 2021 Page 2

to Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T.

In response to the Staff’s comment, the Company’s independent registered public accounting firm has revised its report on page F-6 of the Registration Statement to include a conforming signature in accordance with Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T.

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

/s/ Vanessa J. Schoenthaler

Vanessa J. Schoenthaler

Encl.
cc: Brandon E. Lacoff, Belpointe PREP, LLC